ASSETS

	2015
Cash and cash equivalents	$ 447,139
Prepaid expenses	6,919
TOTAL ASSETS	$ 454,058

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable	$ 8,780
Accounts payable - affiliate	4,745
TOTAL LIABILITIES	13,525
Partners' capital	440,533
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 454,058